Exhibit (e)(34)

David Gosen

In recognition of your continued contributions and leadership at Rocket Fuel, we are pleased to present you with the following changes to your total compensation package:

Adjustment: Effective January 1, 2017, your total compensation will be adjusted as set forth below.

Job Information
Current Job Title	New Job Title
SVP & Managing Director, International	SVP, International & GM, Platform

	Salary Information
	Current	New	Increase Amount
Base Salary	£250,000	£275,000	£25,000
			10%

	Annual Incentive
	Current	New	Increase Amount
Target Incentive	50%	n/a	n/a

	Total Cash Compensation / On Target Earnings
	Current	New	Increase Amount
Total Target Cash	£375,000	£412,500	£37,500
			10%

Incremental Incentive Bonus: Your expertise will be relied on to help lead the company through some complex activity that will result in a return to growth. In addition to your corporate bonus incentive, you will be eligible for an incremental incentive bonus of £80,715 of which is 25% payable in July, 2017 and 75% payable in February, 2018.

Refresh Grant: It will be recommended to the Board that you receive an equity grant of 75,000 Options that will vest 50% on the first-year anniversary of the Vesting Start Date and 50% on the second-year anniversary of the Vesting Start Date. They will be fully vested in two years.

I would like to thank you for your ongoing commitment and contributions to Rocket Fuel.

Randy Wootton
CEO

* All compensation elements are subject to applicable taxes, deductions and withholdings. You must be employed by Rocket Fuel Inc. or an affiliate on the date of payment of any bonus award. All terms and conditions of your At-Will Employment, Confidential Information, Invention Assignment, and Arbitration Agreement remain in full force and effect.